As filed with the Securities and Exchange Commission on October 31, 2022.

Registration Nos. 002-74747
811-03313

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form N-1A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 [X]
Pre-Effective Amendment No.
Post-Effective Amendment No. 108 [X]

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 [X]
Amendment No. 108 [X]

(Check Appropriate Box or Boxes)

FIRST AMERICAN FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

800 Nicollet Mall
Minneapolis, Minnesota 55402

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (612) 303-7987

Richard J. Ertel

U.S. Bancorp Asset Management, Inc.

800 Nicollet Mall, BC-MN-H04N

Minneapolis, Minnesota 55402-7020

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 108 to the Registration Statement on Form N-1A (File Nos. 002-74747, 811-03313) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding an exhibit to such Registration Statement. Accordingly, this Post-Effective Amendment No. 108 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 108 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 108 shall become effective upon filing with the SEC.

FIRST AMERICAN FUNDS, INC.

PART C: OTHER INFORMATION

Item 28. Exhibits

(a)(1) Amended and Restated Articles of Incorporation, as amended through January 20, 1995 (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 22, filed on January 22, 1996 (File Nos. 002-74747 and 811-03313)).

(a)(2) Certificate of Designation dated October 2, 1997, designating Class A, B, C and D shares for Tax Free Obligations Fund and Class A shares for Treasury Obligations Fund (Incorporated by reference to Exhibit (1)(b) to Post-Effective Amendment No. 25, filed on October 7, 1997 (File Nos. 002-74747 and 811-03313)).

(a)(3) Certificate of Designation dated March 2, 1998, designating Class A or Retail shares for Government Obligations Fund (Incorporated by reference to Exhibit (1)(b) to Post-Effective Amendment No. 28, filed on March 3, 1998 (File Nos. 002-74747 and 811-03313)).

(a)(4) Certificate of Designation dated June 1, 2001, designating Class A, Y and S shares of Ohio Tax Free Obligations Fund; Class I and S shares of Prime Obligations Fund; Class S shares of Government Obligations Fund; Class S shares of Treasury Obligations Fund; and Class S shares of Tax Free Obligations Fund (Incorporated by reference to Exhibit (a)(2) to Post-Effective Amendment No. 36, filed on June 27, 2001 (File Nos. 002-74747, 811-03313)).

(a)(5) Articles of Amendment to Articles of Incorporation dated November 26, 2001 (Incorporated by reference to Exhibit (a)(3) to Post-Effective Amendment No. 40, filed on November 30, 2001 (File Nos. 002-74747, 811-03313)).

(a)(6) Certificate of Designation dated June 5, 2003, designating Class Z shares of Prime Obligations Fund (Incorporated by reference to Exhibit (a)(4) to Post-Effective Amendment No. 44, filed on June 6, 2003 (File Nos. 002-74747, 811-03313)).

(a)(7) Certificate of Designation dated December 2003, designating Class Z shares of Government Obligations Fund, Tax Free Obligations Fund, and Treasury Obligations Fund (Incorporated by reference to Exhibit (a)(5) to Post-Effective Amendment No. 47, filed on December 1, 2003 (File Nos. 002-74747, 811-03313)).

(a)(8) Certificate of Designation dated September 20, 2004, designating Class A, D, Y and Z shares of U.S. Treasury Money Market Fund (Incorporated by reference to Exhibit (a)(6) to Post-Effective Amendment No. 50, filed on October 15, 2004 (File Nos. 002-74747, 811-03313)).

(a)(9) Certificate of Designation dated May 5, 2005, designating Reserve shares of Treasury Obligations Fund (Incorporated by reference to Exhibit (1)(i) to the initial registration statement on Form N-14, filed on May 20, 2005 (File Nos. 333-125098, 811-03313)).

(a)(10) Articles of Amendment to Articles of Incorporation dated August 30, 2005 (Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 55, filed on October 28, 2005 (File Nos. 002-74747, 811-03313)).

(a)(11) Certificate of Designation filed February 23, 2006, designating Institutional Investor shares of Prime Obligations Fund, Government Obligations Fund, Treasury Obligations Fund, Tax Free Obligations Fund, and U.S. Treasury Money Market Fund (Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(a)(12) Articles of Correction to Certificate of Designation filed February 23, 2006 (Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(a)(13) Certificate of Designation dated February 5, 2016 designating Class X shares of Government Obligations Fund, Prime Obligations Fund and Treasury Obligations Fund, filed on February 5, 2016 (Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 75, filed on February 5, 2016 (File Nos. 002-74747, 811-03313)).

(a)(14) Certificate of Designation dated July 15, 2016 designating Class A, T, V, X, Y and Z shares of Retail Prime Obligations Fund, filed on July 18, 2016 (Incorporated by reference to Exhibit (a)(14) to Post-Effective Amendment No. 84, filed on July 18, 2016 (File Nos. 002-74747, 811-03313)).

(a)(15) Certificate of Designation dated October 11, 2016 renaming certain series and classes, filed on October 12, 2016 (Incorporated by reference to Exhibit (a)(15) to Post-Effective Amendment No. 90, filed on October 14, 2016 (File Nos. 002-74747, 811-03313)).

(a)(16) Certificate of Designation dated September 28, 2017 designating Class P shares of Government Obligations Fund and Treasury Obligations Fund, filed on September 28, 2017 (Incorporated by reference to Exhibit (a)(16) to Post-Effective Amendment No. 92, filed on October 13, 2017 (File Nos. 002-74747, 811-03313)).

(a)(17) Certificate of Designation dated December 6, 2017 designating Class U shares of Government Obligations Fund, filed on December 6, 2017 (Incorporated by reference to Exhibit (a)(17) to Post-Effective Amendment No. 97, filed on December 21, 2017 (File Nos. 002-74747, 811-03313)).

(a)(18) Certificate of Designation dated July 16, 2020 designating Class T shares of Government Obligations Fund, Retail Tax Free Obligations Fund, Treasury Obligations Fund and U.S. Treasury Obligations Fund, filed on July 20, 2020 (Incorporated by reference to Exhibit (a)(18) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(a)(19) Articles of Amendment to Restated and Amended Articles of Incorporation dated September 7, 2021, filed September 8, 2021. (Incorporated by reference to Exhibit (a)(19) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(b) Bylaws, as amended June 16, 2020 (Incorporated by reference to Exhibit (b) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(c) Not applicable.

(d)(1) Investment Advisory Agreement, dated January 20, 1995, between the Registrant and First Bank National Association (Incorporated by reference to Exhibit (5) to Post-Effective Amendment No. 22, filed on January 22, 1996 (File Nos. 002-74747, 811-03313)).

(d)(2) Assignment and Assumption Agreement, dated May 2, 2001, relating to assignment of Investment Advisory Agreement to U.S. Bancorp Piper Jaffray Asset Management, Inc. (Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 51, filed on November 30, 2004 (File Nos. 002-74747, 811-03313)).

(d)(3) Amendment to Exhibit A to Investment Advisory Agreement effective October 25, 2004 (series and fees) (Incorporated by reference to Exhibit (d)(2) to Post-Effective Amendment No. 50, filed on October 15, 2004 (File Nos. 002-74747, 811-03313)).

(d)(4) Amendment to Investment Advisory Agreement dated as of June 21, 2005, permitting First American Funds, Inc. to purchase securities from Piper Jaffray & Co. (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 54, filed on August 16, 2005 (File Nos. 002-74747, 811-03313)).

(d)(5) Amendment to Exhibit A to Investment Advisory Agreement effective June 30, 2015 (Incorporated by reference to Exhibit (d)(5) to Post-Effective Amendment No. 76, filed on February 19, 2016 (File Nos. 002-74747, 811-03313)).

(d)(6) Expense Limitation Agreement effective October 31, 2022, between the Registrant and U.S. Bancorp Asset Management, Inc.*

(e)(1) Distribution Agreement dated October 30, 2018, between Registrant, Quasar Distributors, LLC and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (e)(1) to Post-Effective Amendment No. 100, filed on October 30, 2018 (File Nos. 002-74747, 811-03313)).

(e)(2) Amendment to Distribution Agreement dated March 31, 2020 between Registrant, Quasar Distributors, LLC and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (e)(2) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(e)(3) Novation to Distribution Agreement between Registrant, Quasar Distributors, LLC and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (e)(3) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(e)(4) Form of Dealer Agreement. (Incorporated by reference to Exhibit (e)(4) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(f) Not applicable.

(g)(1) Custody Agreement dated July 1, 2006, between Registrant and U.S. Bank National Association (Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(g)(2) Amendment to Custody Agreement dated July 1, 2007 (Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 59, filed on October 31, 2007 (File Nos. 002-74747, 811-03313)).

(g)(3) Amendment to Custody Agreement dated February 19, 2009 (Incorporated by reference to Exhibit (g)(3) to Post-Effective Amendment No. 62, filed on October 30, 2009 (File Nos. 002-74747, 811-03313)).

(g)(4) Amendment to Custody Agreement dated June 9, 2016 (Incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 81, filed on June 10, 2016 (File Nos. 002-74747, 811-03313)).

(g)(5) Amendment to Custody Agreement dated July 1, 2019 (Incorporated by reference to Exhibit (g)(5) to Post-Effective Amendment No. 102, filed on October 30, 2019 (File Nos. 002-74747, 811-03313)).

(h)(1) Administration Agreement dated as of July 1, 2006, by and between Registrant and U.S. Bancorp Asset Management, Inc. (formerly known as FAF Advisors, Inc.) (Incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 58, filed on October 31, 2006 (File Nos. 002-74747, 811-03313)).

(h)(2) Amended Schedule A to Administration Agreement, dated July 1, 2011, between Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 65, filed on October 28, 2011 (File Nos. 002-74747, 811-03313)).

(h)(3) Amendment to Administration Agreement dated August 26, 2021 between Registrant and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(h)(4) Sub-Administration Agreement effective as of July 1, 2005, by and between U.S. Bancorp Asset Management Inc. and U.S. Bancorp Fund Services, LLC (Incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 54, filed on August 16, 2005 (File Nos. 002-74747, 811-03313)).

(h)(5) Amendment to Sub-Administration Agreement effective as of January 1, 2017 by and between U.S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 92, filed on October 13, 2017 (File Nos. 002-74747, 811-03313)).

(h)(6) Amendment to Sub-Administration Agreement effective as of August 15, 2018 by and between U.S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC. (Incorporated by reference to Exhibit (h)(5) to Post-Effective Amendment No. 100, filed on October 30, 2018 (File Nos. 002-74747, 811-03313)).

(h)(7) Third Amendment to Sub-Administration Agreement effective as of October 30, 2018 by and between U.S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC. (Incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 100, filed on October 30, 2018 (File Nos. 002-74747, 811-03313)).

(h)(8) Amended and Restated Transfer Agent and Shareholder Servicing Agreement dated as of June 30, 2016, by and among Registrant, U.S. Bancorp Fund Services, LLC, and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(4) to Post-Effective Amendment No. 84, filed on July 18, 2016 (File Nos. 002-74747, 811-03313)).

(h)(9) Amendment to Transfer Agent and Shareholder Servicing Agreement dated as of September 18, 2018, by and among Registrant, U.S. Bancorp Fund Services, LLC, and U.S. Bancorp Asset Management, Inc. (Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 100, filed on October 30, 2018 (File Nos. 002-74747, 811-03313)).

(h)(10) Amended Shareholder Service Plan and Agreement effective July 1, 2005, as further amended effective February 22, 2006 and June 13, 2017 between Registrant and U.S. Bancorp Asset Management, Inc. for Class A, Class D, Class G, Class T, Class V and Class Y shares (Incorporated by reference to Exhibit (h)(6) to Post-Effective Amendment No. 92, filed on October 13, 2017 (File Nos. 002-74747, 811-03313)).

(i) Opinion and Consent of Dorsey & Whitney LLP. (Incorporated by reference to Exhibit (i) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(j) Consent of Ernst & Young LLP. (Incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(k) Not applicable.

(l) Not applicable.

(m)(1) Amended and Restated Distribution and Service Plan effective October 26, 2018, for Class A and Class D shares. (Incorporated by reference to Exhibit (m)(1) to Post-Effective Amendment No. 100, filed on October 30, 2018 (File Nos. 002-74747, 811-03313)).

(m)(2) Form of Rule 12b-1 Fee Agreement. (Incorporated by reference to Exhibit (m)(2) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(n) Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3, effective December 5, 2017 (Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 97, filed on December 21, 2017 (File Nos. 002-74747, 811-03313)).

(o) Reserved.

(p)(1) First American Funds Code of Ethics adopted under Rule 17j-1 of the Investment Company Act of 1940 and Section 406 of the Sarbanes-Oxley Act (Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 104, filed on July 20, 2020 (File Nos. 002-74747, 811-03313)).

(p)(2) U.S. Bancorp Asset Management, Inc. Code of Ethics adopted under Rule 17j-1 of the Investment Company Act of 1940. (Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

(q) Power of Attorney dated September 14, 2021. (Incorporated by reference to Exhibit (q) to Post-Effective Amendment No. 107, filed on October 29, 2021 (File Nos. 002-74747, 811-03313)).

*	Filed herewith.

Item 29. Persons Controlled by or Under Common Control with the Fund

Not applicable.

Item 30. Indemnification

The Registrant’s Articles of Incorporation and Bylaws provide that the Registrant shall indemnify such persons for such expenses and liabilities, in such manner, under such circumstances, and to the full extent as permitted by Section 302A.521 of the Minnesota Statutes, as now enacted or hereafter amended; provided, however, that no such indemnification may be made if it would be in violation of Section 17(h) of the Investment Company Act of 1940, as now enacted or hereafter amended, and any rules, regulations, or releases promulgated thereunder. Section 302A.521 of the Minnesota Statutes, as now enacted, provides that a corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding if, with respect to the acts or omissions of the person complained of in the proceeding, the person has not been indemnified by another organization for the same judgments, penalties, fines, settlements, and reasonable expenses incurred by the person in connection with the proceeding with respect to the same acts or omissions; acted in good faith, received no improper personal benefit, and the Minnesota Statutes dealing with directors’ conflicts of interest, if applicable, have been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful; and reasonably believed that the conduct was in the best interests of the corporation or, in certain circumstances, reasonably believed that the conduct was not opposed to the best interests of the corporation. The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2, 1980). Insofar as the indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of the Investment Adviser

Information on the business of the Registrant’s investment adviser, U.S. Bancorp Asset Management, Inc. (the “Manager”), is described in the section of each series’ Statement of Additional Information, filed as part of this Registration Statement, entitled “Investment Advisory and Other Services.” The directors and officers of the Manager are listed below, together with their principal occupation or other positions of a substantial nature during the past two fiscal years.

Name and Address	Principal Occupation(s) During the Past Two Years
Eric J. Thole U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Chief Executive Officer and President, U.S. Bancorp Asset Management, Inc.; Director, U.S. Bancorp Asset Management, Inc.; President, FAF
James D. Palmer U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Chief Investment Officer, U.S. Bancorp Asset Management, Inc.; Director, U.S. Bancorp Asset Management, Inc.; Vice President, FAF
Richard J. Ertel U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Director, Chief Counsel and Secretary, U.S. Bancorp Asset Management, Inc.; Secretary, FAF
Jill M. Stevenson U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Head of Operations and Mutual Funds Treasurer, U.S. Bancorp Asset Management, Inc.; Treasurer, FAF
Kenneth L. Delecki U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Head of Securities Lending, U.S. Bancorp Asset Management, Inc.
Scott F. Cloutier U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Senior Corporate Counsel, U.S. Bancorp Asset Management, Inc.; Assistant Secretary, FAF
Alyssa A. Bentz U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall Minneapolis, MN 55402	Chief Compliance Officer, U.S. Bancorp Asset Management, Inc. since July 2021; prior thereto, Compliance Manager, U.S. Bancorp Asset Management, Inc. Chief Compliance Officer, FAF

Item 32. Principal Underwriters

Registrant’s distributor, Quasar Distributors, LLC (the “Distributor”) acts as principal underwriter and distributor for the following investment companies:

AAF First Priority CLO Bond ETF, Series of Listed Funds Trust	Great Lakes Large Cap Value Fund, Series of Managed Portfolio Series	PIA High Yield Managed Account Completion Shares (MACS) Fund, Series of Advisors Series Trust
AAM Bahl & Gaynor Small/Mid Cap Income Growth ETF, Series of ETF Series Solutions	Great Lakes Small Cap Opportunity Fund, Series of Managed Portfolio Series	PIA MBS Bond Fund, Series of Advisors Series Trust
AAM Low Duration Preferred and Income Securities ETF, Series of ETF Series Solutions	Greenspring Fund, Incorporated	PIA Short-Term Securities Fund, Series of Advisors Series Trust
AAM S&P 500 Emerging Markets High Dividend Value ETF, Series of ETF Series Solutions	Greenspring Income Opportunities Fund, Series of Manager Directed Portfolios	Poplar Forest Cornerstone Fund, Series of Advisors Series Trust
AAM S&P 500 High Dividend Value ETF, Series of ETF Series Solutions	Harding, Loevner Funds, Inc.	Poplar Forest Partners Fund, Series of Advisors Series Trust
AAM S&P Developed Markets High Dividend Value ETF, Series of ETF Series Solutions	Hardman Johnston International Growth Fund, Series of Manager Directed Portfolios	Port Street Quality Growth Fund, Series of Managed Portfolio Series
AAM Transformers ETF, Series of ETF Series Solutions	Hennessy Funds Trust	Premise Capital Diversified Tactical ETF, Series of ETF Series Solutions
Abbey Capital Futures Strategy Fund, Series of RBB Fund, Inc.	Hood River International Opportunity Fund, Series of Manager Directed Portfolios	Principal Street High Income Municipal Fund, Series of Managed Portfolio Series
Abbey Capital Multi-Asset Fund, Series of RBB Fund, Inc.	Hood River Small-Cap Growth Fund, Series of Manager Directed Portfolios	Principal Street Short Term Municipal Fund, Series of Managed Portfolio Series
Adara Smaller Companies Fund, Series of RBB Fund, Inc.	Horizon Funds	Procure ETF Trust II
AI Powered International Equity ETF, Series of ETF Series Solutions	Hotchkis & Wiley Funds	Professionally Managed Portfolios
AlphaClone Alternative Alpha ETF, Series of ETF Series Solutions	Hoya Capital High Dividend Yield ETF, Series of ETF Series Solutions	Prospector Funds, Inc.
AlphaMark Actively Managed Small Cap ETF, Series of ETF Series Solutions	Hoya Capital Housing ETF, Series of ETF Series Solutions	Provident Mutual Funds, Inc.
American Trust Allegiance Fund, Series of Advisors Series Trust	Huber Large Cap Value Fund, Series of Advisors Series Trust	PSYK ETF, Series of ETF Series Solutions
Angel Oak Funds Trust	Huber Mid Cap Value Fund, Series of Advisors Series Trust	Pzena Emerging Markets Value Fund, Series of Advisors Series Trust
Angel Oak Strategic Credit Fund	Huber Small Cap Value Fund, Series of Advisors Series Trust	Pzena International Small Cap Value Fund, Series of Advisors Series Trust
Aptus Collared Income Opportunity ETF, Series of ETF Series Solutions	Huber Select Large Cap Value Fund, Series of Advisors Series Trust	Pzena Mid Cap Value Fund, Series of Advisors Series Trust
Aptus Defined Risk ETF, Series of ETF Series Solutions	iBET Sport Betting &Gaming ETF, Series of ETF Series Solutions	Pzena Small Cap Value Fund, Series of Advisors Series Trust

Aptus Drawdown Managed Equity ETF, Series of ETF Series Solutions	International Drawdown Managed Equity ETF, Series of ETF Series Solutions	RBC Funds Trust
Aptus Enhanced Yield ETF, Series of ETF Series Solutions	Intrepid Capital Management Funds Trust	Reinhart Genesis PMV Fund, Series of Managed Portfolio Series
Aquarius International Fund, Series of RBB Fund, Inc.	Jackson Square Global Growth Fund, Series of Managed Portfolio Series	Reinhart International PMV Fund, Series of Managed Portfolio Series
Argent Small Cap Fund, Series of Manager Directed Portfolios	Jackson Square International Growth Fund, Series of Managed Portfolio Series	Reinhart Mid Cap PMV Fund, Series of Managed Portfolio Series
ATAC Rotation Fund, Series of Managed Portfolio Series	Jackson Square Large-Cap Growth Fund, Series of Managed Portfolio Series	Rockefeller Climate Solutions Fund, Series of Trust for Professional Managers
Barrett Growth Fund, Series of Trust for Professional Managers	Jackson Square SMID-Cap Growth Fund, Series of Managed Portfolio Series	Rockefeller Core Taxable Bond Fund, Series of Trust for Professional Managers
Barrett Opportunity Fund, Inc.	Jacob Funds Inc.	Rockefeller Equity Allocation Fund, Series of Trust for Professional Managers
Blue Horizon BNE ETF, Series of ETF Series Solutions	Jensen Global Quality Growth Fund, Series of Trust for Professional Managers	Rockefeller Intermediate Tax Exempt National Bond Fund, Series of Trust for Professional Managers
Boston Partners All Cap Value Fund, Series of RBB Fund, Inc.	Jensen Quality Value Fund, Series of Trust for Professional Managers	Rockefeller Intermediate Tax Exempt New York Bond Fund, Series of Trust for Professional Managers
Boston Partners Emerging Markets Fund, Series of RBB Fund, Inc.	Kensington Active Advantage Fund, Series of Managed Portfolio Series	Scharf Alpha Opportunity Fund, Series of Advisors Series Trust
Boston Partners Emerging Markets Long/Short Fund, Series of RBB Fund, Inc.	Kensington Dynamic Growth Fund, Series of Managed Portfolio Series	Scharf Fund, Series of Advisors Series Trust
Boston Partners Global Equity Advantage Fund, Series of RBB Fund, Inc.	Kensington Managed Income Fund, Series of Managed Portfolio Series	Scharf Global Opportunity Fund, Series of Advisors Series Trust
Boston Partners Global Equity Fund, Series of RBB Fund, Inc.	Kirr, Marbach Partners Funds, Inc.	Scharf Multi-Asset Opportunity Fund, Series of Advisors Series Trust
Boston Partners Global Long/Short Fund, Series of RBB Fund, Inc.	LHA Market State Alpha Seeker ETF, Series of ETF Series Solutions	Semper MBS Total Return Fund, Series of Advisors Series Trust
Boston Partners Global Sustainability Fund, Series of RBB Fund, Inc.	LHA Market State Tactical Beta ETF, Series of ETF Series Solutions	Semper Short Duration Fund, Series of Advisors Series Trust
Boston Partners Long/Short Equity Fund, Series of RBB Fund, Inc.	LHA Market State US Tactical ETF, Series of ETF Series Solutions	Series Portfolios Trust
Boston Partners Long/Short Research Fund, Series of RBB Fund, Inc.	LK Balanced Fund, Series of Managed Portfolio Series	SGI Conservative Fund, Series of RBB Fund, Inc.
Boston Partners Small Cap Value II Fund, Series of RBB Fund, Inc.	LKCM Funds	SGI Global Equity Fund, Series of RBB Fund, Inc.
Blue Horizon BNE ETF, Series of ETF Series Solutions	LoCorr Investment Trust	SGI Peak Growth Fund, Series of RBB Fund, Inc.
Bridges Investment Fund, Inc.	Logan Capital Broad Innovative Growth ETF, Series of Advisors Series Trust	SGI Prudent Growth Fund, Series of RBB Fund, Inc.
Bright Rock Mid Cap Growth Fund, Series of Trust for Professional Managers	Logan Capital International Fund, Series of Advisors Series Trust	SGI Small Cap Core Fund, Series of RBB Fund, Inc.

Bright Rock Quality Large Cap Fund, Series of Trust for Professional Managers	Logan Capital Large Cap Core Fund, Series of Advisors Series Trust	SGI U.S. Large Cap Equity Fund, Series of RBB Fund, Inc.
Brookfield Investment Funds	Logan Capital Large Cap Growth Fund, Series of Advisors Series Trust	SGI U.S. Large Cap Equity VI Portfolio, Series of RBB Fund, Inc.
Buffalo Funds	Logan Capital Small Cap Growth Fund, Series of Advisors Series Trust	SGI U.S. Small Cap Equity Fund, Series of RBB Fund, Inc.
Campbell Systematic Macro Fund, Series of RBB Fund, Inc.	Loncar Cancer Immunotherapy ETF, Series of ETF Series Solutions	Shenkman Capital Floating Rate High Income Fund, Series of Advisors Series Trust
Capital Advisors Growth Fund, Series of Advisors Series Trust	Loncar China BioPharma ETF, Series of ETF Series Solutions	Shenkman Capital Short Duration High Income Fund, Series of Advisors Series Trust
Carbon Strategy ETF, Series of ETF Series Solutions	Lord Asset Management Trust	Terra Firma US Concentrated Realty Fund, Series of Trust for Professional Managers
Chase Growth Fund, Series of Advisors Series Trust	MainGate Trust	The Acquirers Fund, Series of ETF Series Solutions
ClearShares OCIO ETF, Series of ETF Series Solutions	Matrix Advisors Funds Trust	The Aegis Funds
ClearShares Piton Intermediate Fixed Income Fund, Series of ETF Series Solutions	Matrix Advisors Value Fund, Inc.	The Glenmede Fund, Inc.
ClearShares Ultra-Short Maturity ETF, Series of ETF Series Solutions	McElhenny Sheffield Managed Risk ETF, Series of ETF Series Solutions	The Glenmede Portfolios
Core Alternative ETF, Series of Listed Funds Trust	Monetta Trust	The GoodHaven Funds Trust
Cove Street Capital Small Cap Value Fund, Series of Managed Portfolio Series	Motley Fool 100 Index ETF, Series of RBB Fund, Inc.	The Jensen Quality Growth Fund Inc.
CrossingBridge Low Duration High Yield Fund, Series of Trust for Professional Managers	Motley Fool Capital Efficiency 100 Index ETF, Series of RBB Fund, Inc.	Thompson IM Funds, Inc.
CrossingBridge Responsible Credit Fund, Series of Trust for Professional Managers	Motley Fool Global Opportunities ETF, Series of RBB Fund, Inc.	Tortoise MLP & Energy Income Fund, Series of Managed Portfolio Series
CrossingBridge Ultra-Short Duration Fund, Series of Trust for Professional Managers	Motley Fool Mid-Cap Growth ETF, Series of RBB Fund, Inc.	Tortoise MLP & Pipeline Fund, Series of Managed Portfolio Series
Cushing® Mutual Funds Trust	Motley Fool Next Index ETF, Series of RBB Fund, Inc.	Tortoise North American Pipeline Fund, Series of Managed Portfolio Series
Davidson Multi Cap Equity Fund, Series of Advisors Series Trust	Motley Fool Small-Cap ETF, Series of RBB Fund, Inc.	TrimTabs ETF Trust
Dearborn Partners Rising Dividend Fund, Series of Trust for Professional Managers	Muhlenkamp Fund, Series of Managed Portfolio Series	Trust for Advised Portfolios
Deep Value ETF, Series of ETF Series Solutions	Nationwide Dow Jones Risk-Managed Income ETF, Series of ETF Series Solutions	U.S. Global GO GOLD and Precious Metal Miners ETF, Series of ETF Series Solutions
Distillate International Fundamental Stability & Value ETF, Series of ETF Series Solutions	Nationwide Nasdaq-100 Risk-Managed Income ETF, Series of ETF Series Solutions	U.S. Global JETS ETF, Series of ETF Series Solutions
Distillate US Fundamental Stability & Value ETF, Series of ETF Series Solutions	Nationwide Russell 2000 Risk-Managed Income ETF, Series of ETF Series Solutions	U.S. Global Sea to Sky Cargo ETF, Series of ETF Series Solutions
DoubleLine Funds Trust	Nationwide S&P 500 Risk-Managed Income ETF, Series of ETF Series Solutions	US Treasury 3 Month Bill ETF, Series of the RBB Fund, Inc.

EA Series Trust	NETLease Corporate Real Estate ETF, Series of ETF Series Solutions	US Treasury 2 Year Note ETF, Series of the RBB Fund, Inc.
Ecofin Digital Payments Infrastructure Fund, Series of Managed Portfolio Series	Nicholas Equity Income Fund, Inc.	US Treasury 10 Year Note ETF, Series of the RBB Fund, Inc.
Ecofin Global Energy Transition Fund, Series of Managed Portfolio Series	Nicholas Fund, Inc.	US Vegan Climate ETF, Series of ETF Series Solutions
Ecofin Global Renewables Infrastructure Fund, Series of Managed Portfolio Series	Nicholas II, Inc.	USQ Core Real Estate Fund
Ecofin Global Water ESG Fund, Series of Managed Portfolio Series	Nicholas Limited Edition, Inc.	VegTech Plant-based Innovation & Climate ETF, Series of Advisors Series Trust
Ecofin Sustainable Water Fund, Series of Managed Portfolio Series	Nuance Concentrated Value Fund, Series of Managed Portfolio Series	Vert Global Sustainable Real Estate Fund, Series of Manager Directed Portfolios
Ecofin Tax-Advantaged Social Impact Fund, Inc. (f/k/a Tortoise Tax-Advantaged Social Infrastructure Fund, Inc.)	Nuance Concentrated Value Long Short Fund, Series of Managed Portfolio Series	V-Shares US Leadership Diversity ETF, Series of Managed Portfolio Series
Edgar Lomax Value Fund, Series of Advisors Series Trust	Nuance Mid Cap Value Fund, Series of Managed Portfolio Series	V-Shares MSCI World ESG Materiality and Carbon Transition ETF, Series of Managed Portfolio Series
ETFB Green SRI REITs ETF, Series of ETF Series Solutions	Opus Small Cap Value ETF, Series of ETF Series Solutions	Wahed Dow Jones Islamic World ETF, Series of Listed Funds Trust
First American Funds, Inc.	O’Shaughnessy Market Leaders Value Fund, Series of Advisors Series Trust	Wahed FTSE USA Shariah ETF, Series of Listed Funds Trust
First Sentier American Listed Infrastructure Fund, Series of Advisor Series Trust	Permanent Portfolio Family of Funds	Wall Street EMN Funds Trust
First Sentier Global Listed Infrastructure Fund, Series of Advisors Series Trust	Perritt Funds, Inc.	Wisconsin Capital Funds, Inc.
Fort Pitt Capital Total Return Fund, Series of Advisors Series Trust	PIA BBB Bond Fund, Series of Advisors Series Trust	WPG Partners Select Small Cap Value Fund, Series of RBB Fund, Inc.
FundX Investment Trust	PIA High Yield Fund, Series of Advisors Series Trust	WPG Partners Small/Micro Cap Value Fund, Series of RBB Fund, Inc.
Great Lakes Disciplined Equity Fund, Series of Managed Portfolio Series

The officers of Quasar Distributors, LLC and their positions or offices with the Registrant are identified in the following table. Unless otherwise noted, the business address for each officer is Quasar Distributors, LLC, 111 E. Kilbourn Ave., Suite 2200, Milwaukee, WI 53202.

Name	Position and Offices with Underwriter	Position and Offices with Registrant
Richard J. Berthy Three Canal Plaza, Suite 100 Portland, ME 04101	President, Treasurer and Manager	None

Teresa M.K. Cowan	Vice President	None

Mark A. Fairbanks Three Canal Plaza, Suite 100 Portland, ME 04101	Vice President	None

Jennifer K. Divalerio 899 Cassatt Road 400 Berwyn Park, Suite 110 Berwyn, PA 19312	Vice President	None

Jennifer E. Hoopes Three Canal Plaza, Suite 100 Portland, ME 04101	Secretary	None

Susan L. LaFond	Chief Compliance Officer-Distribution Services	None

Jennifer Brunner	Chief Compliance Officer-Dealer Clearing Services	None

Item 33. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by U.S. Bancorp Asset Management, Inc., 800 Nicollet Mall, Minneapolis, Minnesota, 55402, and U.S. Bancorp Fund Services, LLC, 615 E. Michigan Street, Milwaukee, Wisconsin 53202.

Item 34. Management Services

Not applicable.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement (Nos. 002-74747 and 811-03313) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota on the 31st day of October, 2022.

FIRST AMERICAN FUNDS, INC.

By:	/s/ Eric J. Thole
Eric J. Thole, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated and on October 31, 2022.

	SIGNATURE	TITLE
	/s/ Eric J. Thole	President
Eric J. Thole

	/s/ Jill M. Stevenson	Treasurer (principal financial/accounting officer)
Jill M. Stevenson

	*	Director
David K. Baumgardner

	*	Chair
Mark E. Gaumond

	*	Director
Jennifer J. McPeek

	*	Director
C. David Myers

	*	Director
P. Kelly Tompkins

* Richard J. Ertel, by signing his name hereto, does hereby sign this document on behalf of each of the above-named Directors of First American Funds, Inc. pursuant to the powers of attorney duly executed by such persons.

By:	/s/ Richard J. Ertel	Attorney-in-Fact
Richard J. Ertel

Index to Exhibits

Exhibit Number	Name of Exhibit
(d)(6)	Expense Limitation Agreement